Exhibit 99.1

Inspira Technologies’ “Artificial Lung” to Acquire a Digital Edge:

The Company Contracted GlobalLogic, a Hitachi Group Company, for
Advanced Digital Product Engineering Services

Ra’anana, Israel / September 22, 2021/ -- Inspira Technologies OXY B.H.N. Ltd (“Inspira Technologies” or the “Company”) (Nasdaq: IINN, IINNW), a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary respiratory support technologies,  announced today that the the ART’s device “brain” is to acquire an algorithm enhanced digital platform, for which the Company has contracted GlobalLogic, a Hitachi Group Company (“GlobalLogic”), a world leader in digital product engineering.

The “brain” of the ART device is an algorithm-enhanced control platform. A unique feature of the ART’s “brain” is the algorithm-based “hemo-protective patient’s flow rate”– an algorithm that is designed to manage the early rebalancing of the patient’s oxygen saturation levels. In addition, it includes a digital algorithm enhanced platform designed to activate and control proprietary technologies and data collected from advanced sensors that measure oxygen saturation, blood temperature, haemoglobin, and haematocrit as well as pressure and flow of blood.

Dagi Ben-Noon, Inspira’s CEO, stated: “With concern over the rising morbidity associated with the COVID-19 pandemic, Inspira Technologies is progressing towards the production phase of the ART device’s “brain”, an algorithm enhanced platform. The ART is designed to provide oxygenation of blood and removal of carbon dioxide from the blood. With GlobalLogic, we are pleased to integrate an advanced digital algorithm into our innovative control platform and to provide a more advanced digital experience for the medical personnel who will use it.

Chet Kolley, Group Vice President, Health Care and Life Sciences, GlobalLogic, stated: “We have all witnessed the wide-reaching impact of COVID-19 and the stress it has created on healthcare resources. It’s very gratifying to see industry leaders stepping forward to solve these critical problems. We are thrilled to work with Inspira Technologies on this game-changing technology and looking forward to the potential positive impact it will have on human lives.”

Inspira Technologies selected GlobalLogic for its vast experience in working with regulated industries such as medical device and pharmaceutical companies. GlobalLogic works with many of the world’s leading medical technology, healthcare, and life sciences organizations to create world-class digital patient experiences, get products to market faster, uncover and capture new revenue streams, and transform healthcare through technology and innovation.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical device company in the respiratory care industry. Inspira is developing the ART device, a cost effective early extracorporeal respiratory support system with an intent to function as an “Artificial Lung” for deteriorating respiratory patients. The ART device designed to utilize a hemo-protective flow approach aimed to rebalance saturation levels while patients are awake and breathing, potentially minimizing the patient’s need for mechanical ventilation. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA).

For more information, please visit our corporate website:

https://inspira-technologies.com/

About GlobalLogic

GlobalLogic (www.globallogic.com) is a leader in digital product engineering.  We help brands across the globe design and build innovative products, platforms, and digital experiences for the modern world.  By integrating experience design, complex engineering, and data expertise -- we help our clients imagine what’s possible and accelerate their transition into tomorrow’s digital businesses.  Headquartered in Silicon Valley, GlobalLogic operates design studios and engineering centers around the world, extending our deep expertise to customers in the healthcare and life sciences, communications, financial services, automotive, technology, media and entertainment, manufacturing, and semiconductor industries.  GlobalLogic is a Hitachi Group Company.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses that its ART has the potential to acquire a digital which is intended to minimize the need for mechanical ventilation, and that the collaboration with GlobalLogic will have a potential positive impact on human lives.These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC

+917-607-8654, msegal@ms-ir.com

Michal Efraty, Public Relations & IR

+972-54-5648046, rony@inspirao2.com